Exhibit 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

FirstService Corporation (“FirstService”)

1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Change

May 23, 2019

3.	News Release

A news release was disseminated on May 23, 2019 through GlobeNewswire.

4.	Summary of Material Change

On May 23, 2019, FirstService announced that it had entered into a definitive agreement to acquire Global Restoration Holdings, LLC (“Global Restoration” or the “Company”), the second largest commercial and large loss property restoration firm in North America. The acquisition will expand FirstService’s scale and capabilities in the property restoration sector and complement its existing Paul Davis Restoration franchised and company-owned operations, which collectively are already a leading player in the residential segment of the industry. The transaction is subject to customary closing conditions, including regulatory approvals, and expected closing is mid-year.

Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. The Company operates under two highly recognized brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,400 staff operating out of 58 regional offices throughout North America. For the fiscal year ended December 31, 2018, Global Restoration generated revenues of $436 million and operating income of $40 million.

Under the terms of the transaction, FirstService will acquire 95% of the Company for a purchase price of $505 million. Global Restoration’s senior management team, including Jeff Johnson, Stacy Mazur and Dave Demos, will continue to lead day-to-day operations and will retain the balance of the equity. The purchase price will be funded through a combination of cash on hand and fully committed debt financing.

5.	Full Description of Material Change

The news release annexed hereto as Schedule “A” provides a full description of the material change.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Jeremy Rakusin, Chief Financial Officer, at 416-960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 27th day of May, 2019.

SCHEDULE “A”

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
FirstService Corporation
(416) 960-9500

Jeremy Rakusin
CFO
FirstService Corporation
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE TO ACQUIRE GLOBAL RESTORATION HOLDINGS

Addition of Leading Commercial and Large Loss Firm Accelerates Growth of Property Restoration Platform

TORONTO, Ontario, May 23, 2019 - FirstService Corporation (TSX and NASDAQ: FSV) (“FirstService”) announced today that it has entered into a definitive agreement to acquire Global Restoration Holdings, LLC (“Global Restoration” or the “Company”), the second largest commercial and large loss property restoration firm in North America. The acquisition will expand FirstService’s scale and capabilities in the property restoration sector and complement its existing Paul Davis Restoration franchised and company-owned operations, which collectively are already a leading player in the residential segment of the industry. The transaction is subject to customary closing conditions, including regulatory approvals, and expected closing is mid-year.

Headquartered in Denver, Colorado and founded in 1998, Global Restoration provides integrated end-to-end solutions encompassing mitigation, restoration and reconstruction services on behalf of blue chip, national clients which include large, multi-location commercial customers, property owners and insurance companies. The Company operates under two highly recognized brands, Interstate Restoration in the U.S. and FirstOnSite Restoration in Canada, and employs approximately 1,400 staff operating out of 58 regional offices throughout North America. For the fiscal year ended December 31, 2018, Global Restoration generated revenues of $436 million and operating income of $40 million.

Under the terms of the transaction, FirstService will acquire 95% of the Company for a purchase price of $505 million. Global Restoration’s senior management team, including Jeff Johnson, Stacy Mazur and Dave Demos, will continue to lead day-to-day operations and will retain the balance of the equity. The purchase price will be funded through a combination of cash on hand and fully committed debt financing.

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“We are delighted to be partnering with FirstService,” said Jeff Johnson, Executive Chairman of Global Restoration. “The cultural fit, attractiveness of the FirstService partnership model, and opportunity to continue building our company over the long-term were differentiating factors for us. With the backing and credibility of a highly-regarded, large public company, we are now well-positioned to accelerate our growth for many years to come.”

“Global Restoration has delivered an exceptional track record of growth over the past 20 years,” said Stacy Mazur, CEO of the Company. “We look forward to further building upon the operational expertise we have established within the large loss and commercial restoration services segment and capitalizing on future growth opportunities with FirstService.”

FirstOnSite Chief Executive Officer, Dave Demos, cited that FirstService will be an ideal partner in the Company’s next chapter. “We share values and vision, taking us one step closer to our goal of global leadership in our industry.”

“Global Restoration is a significant transaction for FirstService, providing an excellent strategic fit and strong cultural alignment,” said Scott Patterson, CEO of FirstService. “With its scale, leading market position and operational excellence, the Company offers a unique opportunity to accelerate our growth in the massive property restoration industry. Global Restoration’s expertise is highly complementary to our Paul Davis franchise system, enhancing our ability to deliver seamless, full-service capabilities to every customer segment in the industry. On behalf of our entire organization, I would like to welcome Jeff, Stacy, Dave and the rest of their strong team into the FirstService family,” he concluded.

Global Restoration is being sold by Delos Capital, a lower middle market private equity firm. Houlihan Lokey is acting as financial advisor and Goodwin Proctor as legal counsel to Global Restoration. Fogler, Rubinoff LLP and Ferrante & Associates acted as legal counsel to FirstService.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates approximately $2 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

About Delos Capital

Delos Capital, founded in 2013, is a lower middle market private equity firm specializing in management buyouts, recapitalizations, and growth investments. For more information, visit www.deloscap.com.

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FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, the expected closing of the proposed transaction, the impact of the proposed transaction on FirstService’s business and future financial and operating results and the scope of the expected financing for the proposed transaction. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks that: a condition to the closing of the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; FirstService is unable to promptly and effectively integrate Global Restoration’s businesses; management’s time and attention is diverted on transaction-related issues; FirstService or Global Restoration is unable to retain key personnel; and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.